Jonathan W. Thayer	100 Constellation Way
Senior Vice President and Chief Financial Officer	Suite 1800P
Baltimore, Maryland 21202-3106
410.470.2821

December 4, 2009

By Electronic Transmission

Mr. Robert W. Errett, Esq.

Staff Attorney

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:                             Constellation Energy Group, Inc.

Form 10-K for the Fiscal Year Ended December 31, 2008

Filed February 27, 2009

Definitive Proxy Statement on Schedule 14A

Filed April 29, 2009

File No. 001-12869

Baltimore Gas and Electric Company

Form 10-K for the Fiscal Year Ended December 31, 2008

Filed February 27, 2009

File No. 001-01910

Dear Mr. Errett:

This letter is in response to the Staff’s letter dated November 23, 2009.  For your convenience, we have restated each of the Staff’s comments and followed them with our responses.

Form 10-K for the Year Ended December 31, 2008

Risk Management, page 72

Risk Exposures, page 73

VaR, page 75

1.              We note your response to comment one from our letter dated October 19, 2009.  Please briefly describe what additional information you will provide regarding the nature of the positions in your Merchant business that are included in your EVaR calculation and if the information will be quantitative or qualitative in nature or provide a sample of your intended disclosure.

Response:

Effective with our Annual Report on Form 10-K for the year ended December 31, 2009, we will expand our Market Risk disclosures to add both qualitative and quantitative information related to Economic Value at Risk (EVaR).  We describe the additional information we will provide below.

Qualitative Information

We will indicate that EVaR includes all commodity positions across our merchant energy business that give rise to market risk, including:

•                  power and fuel price risks associated with our owned and contractually-controlled electric generating plants,

•                  derivative and nonderivative power and fuel contracts associated with our generation and customer supply operations,

•                  derivative and nonderivative commodity contracts associated with our global commodities operation, and

•                  our share of commodity price risk associated with investments in generating plants.

We will also indicate that these positions include all commodity instruments and exposures of our merchant energy business as follows:

•                  derivative instruments, regardless of accounting treatment,

•                  nonderivative contracts, and

•                  physical assets, primarily electric generating plants.

We will indicate that EVaR includes positions beyond those instruments required by Item 305(a)(1)(iii) of Regulation S-K, specifically physical assets, because this provides a more complete presentation of our commodity market risk exposures and is consistent with how we monitor and manage risk.

Quantitative Information

We will also provide the quantitative information required in Item 305(a)(1)(iii)(B)(1) for 2009 (average, high, low, and year-end EVaR amounts).  Additionally, in satisfaction of the requirements of Item 305(a)(3), we will provide summarized market risk information for the preceding fiscal year by including the year-end EVaR amount for 2008.  We began to compute the daily EVaR amounts in the third quarter of 2008 after commencing the strategic initiatives to improve liquidity and reduce business risk that resulted in changes in our activities that we have disclosed previously in our public SEC filings.  Accordingly, we do not have the historical information available to present the average, high, and low EVaR amounts for all of 2008, but we will include comparative presentation of these amounts beginning in 2010.

We will provide the quantitative information for total EVaR because EVaR related to trading activities is immaterial, and we will disclose this fact as well.

Definitive Proxy Statement on Schedule 14A

Grants of Plan Based Awards, page 40

2.              We note your response to comment three from our letter dated October 19, 2009.  If your annual incentive award is not based on a specific formula or performance target, but is instead arbitrarily determined by you, please confirm you will state this fact in future filings.  If your annual incentive award was based on a specific formula or performance target had the threshold EPS been achieved, then please describe the formula or performance target.

Response:

In future filings, if the annual incentive award that was paid was not based on a specific formula or performance target, but was based on a subjective determination by the Compensation Committee, we will disclose such facts in our Compensation and Discussion Analysis section.   We will also continue to disclose the factors that the Compensation Committee considered in determining award amounts, as we did beginning on page 28 of our 2009 Proxy Statement for the 2008 annual incentive awards.  If the annual incentive award that was paid was based on a specific formula or performance target, we will describe the formula or performance target.

*     *     *     *     *

Please feel free to contact Sean Klein, Senior Counsel (410-470-5718) or me if you have any questions.

Sincerely,

/s/ Jonathan W. Thayer
Jonathan W. Thayer

cc:	M. A. Shattuck III
K. W. DeFontes, Jr.
K. W. Hadlock
S. J. Klein